UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)
(Amendment No. 10)*
Premier Exhibitions, Inc.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
74051E102

(CUSIP Number)
Michael Porter
Samuel S. Weiser
Sellers Capital LLC
311 S. Wacker Dr. Ste. 925
Chicago, IL 60606
(312) 775-1303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 18, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74051E102	13D/A	Page	2	of	5

1	NAMES OF REPORTING PERSONS Sellers Capital Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) See footnote below.
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		4,778,399

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,778,399

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,778,399

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.3% See footnote below.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IV

2(a)   As affiliated companies, Sellers Capital Master Fund, Ltd. and Sellers Capital LLC are deemed to be a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended.
13     The percentage is based on 29,284,999 shares issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on October 10, 2008.

CUSIP No. 74051E102	13D/A	Page	3	of	5
     This Amendment No. 10 to Schedule 13D (this “Schedule 13D/A”) supplements and amends information contained in the Schedule 13D, as most recently amended by Amendment No. 9 to Schedule 13D filed by SCMF and SC with the SEC on November 24, 2008.
Item 4. Purpose of Transaction.
     Item 4 of the Schedule 13D is amended to add the following paragraph:
     SCMF, SC and certain of their affiliates (together, “Sellers Capital”) are soliciting written consents to elect their four nominees — William M. Adams, Christopher J. Davino, Jack Jacobs and Bruce Steinberg — to the Issuer’s Board of Directors. On December 18, 2008, Sellers Capital filed its definitive consent solicitation statement, which is hereby incorporated herein by reference, with the SEC and commenced distribution of its definitive consent solicitation materials to the Issuer’s shareholders.
Item 7. Material to be Filed as Exhibits.
     Item 7 of the Schedule 13D is amended and restated to read in its entirety as follows:
     Exhibit 99.1 Amended Joint Filing Agreement, dated as of September 26, 2008, among Sellers Capital Master Fund, Ltd. and Sellers Capital LLC, filed as Exhibit 99.1 to Amendment No. 7 to Schedule 13D filed with the SEC on September 29, 2008 and hereby incorporated herein by reference.
     Exhibit 99.2 Definitive Consent Solicitation Statement of Sellers Capital Master Fund, Ltd. et al., filed with the SEC on December 18, 2008 and incorporated herein by reference.

CUSIP No. 74051E102	13D/A	Page	4	of	5
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: December 23, 2008

Sellers Capital Master Fund, Ltd.

By:	/s/ Samuel S. Weiser
Name:	Samuel S. Weiser
Title:	Chief Operating Officer, Sellers Capital LLC, Investment Manager

Sellers Capital LLC

By:	/s/ Samuel S. Weiser
Name:	Samuel S. Weiser
Title:	Chief Operating Officer

CUSIP No. 74051E102	13D/A	Page	5	of	5
EXHIBIT INDEX
     Exhibit 99.1 Amended Joint Filing Agreement, dated as of September 26, 2008, among Sellers Capital Master Fund, Ltd. and Sellers Capital LLC, filed as Exhibit 99.1 to Amendment No. 7 to Schedule 13D filed with the SEC on September 29, 2008 and hereby incorporated herein by reference.
     Exhibit 99.2 Definitive Consent Solicitation Statement of Sellers Capital Master Fund, Ltd. et al., filed with the SEC on December 18, 2008 and incorporated herein by reference.